Prospectus Supplement Filed pursuant to Rule 424(b)(3)
Registration No. 333-140718
PROSPECTUS SUPPLEMENT NO. 4
DATED December 14, 2007
(To Prospectus dated June 28, 2007)
KREIDO BIOFUELS, INC.
(Name of Small Business Issuer in Its Charter)
36,915,556 shares of common stock
     This prospectus supplements information contained in, and should be read in conjunction with, that certain Prospectus, dated June 28, 2007, of Kreido Biofuels, Inc., as supplemented by or prospectus supplement no. 1 dated July 31, 2007, prospectus supplement no. 2 dated August 23, 2007 and prospectus supplement no. 3 dated December 7, 2007 (collectively, the “Prospectus Supplements”). You should read this prospectus supplement no. 4 together with the Prospectus and the Prospectus Supplements. The Prospectus relates to the public sale, from time to time, of up to 36,915,556 shares of our common stock by the selling stockholders identified in the Prospectus.
     The information attached to this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement.
     This prospectus supplement includes the attached Current Report on Form 8-K, as filed by us with the Securities and Exchange Commission on December 13, 2007.
     We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.
     The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this Prospectus Supplement (or the original Prospectus dated June 28, 2007) is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 14, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2007

KREIDO BIOFUELS, INC.
(Exact name of registrant as specified in its charter)

Nevada	333-130606	20-3240178
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1070 Flynn Road Camarillo, California	93012
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (805) 389-3499

Not applicable
(Former name or former address if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On December 10, 2007, Kreido Biofuels, Inc. (the “Company”) entered into an Employment Agreement with the current Interim Chief Executive Officer, G. A. Ben Binninger (the “Agreement”), pursuant to which Mr. Binninger will continue to serve as the Company’s Chief Executive Officer. A form of the Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

The term of the Agreement is 18 months and the Agreement provides that Mr. Binninger’s base salary will be $225,000 per year. Mr. Binninger will be eligible to earn performance-based bonuses of $48,000, $84,000 or $120,000, depending on the achievement of target performance goals for 2008 and 2009, as determined by the Compensation Committee of the Company’s Board of Directors. Mr. Binninger, assuming that he is an employee of the Company as of December 31, 2008, will be paid a minimum bonus of $40,000. The Agreement also provides for an engagement bonus of $25,000, upon the execution of the Agreement.

Mr. Binninger was granted an option to purchase 1,250,000 shares of the Company’s common stock under the Company’s 2006 Equity Incentive Plan at an exercise price of $0.30 per share the closing sales price of the Company’s common stock on December 10, 2007. Options to purchase 100,000 shares of common stock vested upon execution of the Agreement. The remainder of the options vest in eleven equal installments of 100,000 each month beginning January 2008 and ending with November 2008; with the final 50,000 options vesting on December 10, 2008. Should Mr. Binninger’s employment be terminated by the Company for Cause, by Mr. Binninger without Good Reason or on account of Mr. Binninger’s death or disability, all unvested options shall expire immediately effective the date of termination or death. If Mr. Binninger’s employment is terminated following a Change of Control, by the Company without Cause or by Mr. Binninger for Good Reason all unvested options shall immediately vest and become exercisable effective the date of termination of employment. Mr. Binninger has also entered into a Lock-Up Agreement which contains limits as to when Mr. Binninger may sell the shares underlying the options.

Mr. Binninger was also granted 100,000 shares of restricted common stock under the Company’s 2006 Equity Incentive Plan, which is subject to repurchase by the Company at the price of $0.01 per share should Mr. Binninger not be employed by the Company through the term of the Agreement other than due to: (1) his death or disability; (2) the termination of his employment by the Company without Cause; or (3) the termination of his employment by Mr. Binninger for Good Reason.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(d) Please refer to Item 1.01 for the material terms of the Agreement, including the grant of a stock option pursuant to the Company’s 2006 Equity Incentive Plan. The Agreement is attached hereto as Exhibit 10.1.

Item 9.01 Financial Statements and Exhibits

Exhibit Number	Exhibit

10.1	Employment Agreement executed December 10, 2007 but effective December 1, 2007, by and between the Company and G.A. Ben Binninger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized

KREIDO BIOFUELS, INC.
Date: December 13, 2007	By:	/s/ John Philpott

		Name: Its:	John Philpott Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

10.1	Employment Agreement executed December 10, 2007 but effective December 1, 2007, by and between the Company and G.A. Ben Binninger.

Exhibit 10.1
Employment Agreement
This employment agreement (“Agreement”), executed on December 10, 2007 (“Execution Date”) but effective as of December 1, 2007 (“Effective Date”), by and between Kreido Biofuels, Inc., a Nevada corporation located at 1070 Flynn Avenue, Camarillo, California 93012 and Kreido’s wholly-owned subsidiary, Kreido Laboratories (collectively “Kreido” or the “Company”) and George A. Ben Binninger, an individual (“Executive”).
Recitals
Whereas Executive currently is employed as Company’s Interim Chief Executive Officer; and
Whereas Kreido now wishes to employ Executive as its Chief Executive Officer on an ongoing basis and Executive wishes to be so employed;
Now, therefore, in consideration of good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:
Terms and Conditions
1.	Executive’s Duties; Title; Location. As of the Effective Date, Executive is employed as Kreido’s Chief Executive Officer (“CEO”) under the terms and conditions below. Executive shall do and perform all services, acts and things necessary and advisable to manage and conduct the business of the Company that are normally associated with the position of CEO. At all times during his employment, Executive shall report to and be subject to the direction and policies that are established from time to time by the Company’s Board of Directors (the “Board”)

2.	TERM AND TERMINATION. Except as specifically provided herein, the Term of this Agreement shall commence as of the Effective Date. The Term shall continue for eighteen months unless it is terminated earlier as provided herein below.

3.	Efforts; Location. Executive shall work at Kreido’s Camarillo, California office. Executive shall not be required routinely to provide services outside of a reasonable commuting distance from the current Camarillo office except when traveling on Kreido business. The nature of the Executive’s duties requires flexibility in the days and hours that the Executive must work.

4.	Compensation.
4.1	Cash Compensation.
4.1.1	Base Salary. Executive shall receive an annual base salary of $225,000.00 in accordance with Kreido’s regular payroll practices.

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4.1.2	Bonus. Executive shall be entitled to participate in a performance-based executive bonus plan (“Bonus Plan”), which shall be promulgated by the Compensation Committee of the Company’s board of directors each fiscal year. The Bonus Plan will set forth three levels of target performance goals “TPGs” for fiscal years 2008 and 2009 which, if achieved, will entitle the Executive to a bonus of $48,000.00, $84,000.00 or $120,000.00 depending upon the level of TPG achieved. The TPGs will consist of a combination of goals for the Executive’s individual performance and the Company’s overall performance in a ratio of 75% Company performance and 25% individual Executive performance. Bonuses paid under the Bonus Plan, if any, will be paid annually within 60 days after the end of the fiscal year. The foregoing notwithstanding, so long as Executive’s employment under this Agreement is not terminated voluntarily by Executive Without Good Reason prior to December 31, 2008 pursuant to Section 8.1 of this Agreement, Executive’s bonus for calendar year 2008 shall be no less than $40,000.00 and no more than $120,000.00 (“2008 Bonus”). In the event Executive’s employment is terminated by Company without Cause or by Executive with Good Reason prior to the end of the fiscal year, Executive shall be entitled to receive a pro rata portion of the 2008 Bonus. With regard to calendar year 2009, regardless whether Executive is employed by Company at the end of Fiscal Year 2009, Executive shall be entitled to a pro rata bonus for those months of 2009 during which he is employed hereunder, under the same terms and conditions that apply to Executive’s fiscal year 2008 Bonus.

4.1.3	Engagement Bonus. Upon the execution of this Agreement by both parties, Executive shall receive a payment of $25,000.00 less all applicable payroll taxes (“Engagement Bonus”).

4.1.4.	Stock Options. Executive shall be entitled to participate in the Kreido Biofuels 2006 Equity Incentive Plan (“Plan”). Executive’s participation in the Plan shall be governed by the terms and conditions set forth in the applicable Plan documents to the extent the Plan documents are not inconsistent with the terms of this Agreement except to the extent required by law. Capitalized words not defined in this Agreement but used in this Section shall have the meanings ascribed to them in the Plan.
4.1.4	(a) Grant of Options. On the Execution Date, the Company will grant Executive an option to purchase 1,250,000 shares of the Company’s common voting stock under the Plan (the “Options”). Subsequently, the Executive shall be eligible for such additional grants of options and other permissible grants (collectively “Awards”) under the Plan as the Compensation Committee of the board of directors of the Company shall determine in its absolute discretion.

4.1.4	(b) Option Exercise Price; Term. The per share exercise price of the Options shall be the final closing price per share of Company common stock on the date of grant, that being the Execution Date. The Term of the Option shall be ten years from the date of grant.

4.1.4	(c) Vesting and Exercise. The Options shall vest and be exercisable as follows: 100,000 options shall vest on the Execution Date; an additional 100,000 options shall vest on the first day of each of the eleven months beginning with January, 2008 and ending with November, 2008; and on December 10, 2008, an additional 50,000 Options shall vest (each a “Monthly Vesting”). Each such Monthly Vesting shall remain exercisable for a period of ten years from the date of grant, subject to Section 4.1.4(e)(iv).

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4.1.4	(d) Lock-Up Agreement. The Executive shall enter into a Lock-Up Agreement with the Company in the form attached hereto as Exhibit B. During any period that Executive is precluded by the Lock-Up Agreement from exercising the Option granted to Executive in Section 4.1.4(a), then the exercise period in Section 4.1.4(b) will be extended by the amount of time during which Executive could not exercise the Option, but in no event beyond ten years from the date of grant.

4.1.4	(e) Termination of Service; Accelerated Vesting.
(i) If the Executive’s employment is terminated by the Company for Cause as such term is defined below in Section 7.1.1, (1) all unvested Monthly Vestings shall expire immediately effective the date of termination, and; (2) all vested Monthly Vestings shall expire ten years following the date of the grant.
(ii) If the Executive’s employment is terminated voluntarily by the Executive without Good Reason as such term is defined below, all unvested Monthly Vestings shall immediately expire effective the date of termination of employment. Vested Monthly Vestings, to the extent unexercised, shall expire on the later of ten years after the date of grant or the expiration of the contractual Lock-Up Agreement.
(iii) If the Executive’s employment terminates on account of death or Disability, as defined below, all unvested Monthly Vestings shall immediately expire effective the date of death or termination of employment and all vested Monthly Vestings to the extent unexercised, shall expire ten years after the date of the grant unless otherwise limited by applicable federal or state law.
(iv) If the Executive’s employment is terminated (A) in connection with a Change of Control as defined below, (B) by the Company without Cause, or (C) by the Executive for Good Reason, all unvested Monthly Vestings shall immediately vest and become exercisable effective the date of termination of employment, and, to the extent unexercised, shall expire ten years after the date of grant.
4.1.4	(f) Payment. The full consideration for shares purchased by the Executive upon exercise of the Option shall be paid: (a) by delivery of a certified check payable to the order of the Company; (b) by delivery and attestation of Mature Shares (valued at their Fair Market Value on the date of delivery) or (c) by delivery of a properly executed exercise notice with irrevocable instructions to a broker to deliver to the Company the amount necessary to pay the exercise price from the sale of proceeds of a loan from the broker with respect to the sale of such award or a broker loan secured by Mature Shares.
4.1.5	Grant of Restricted Stock. On the Execution Date, the Company will issue to Executive 100,000 shares of Company common stock under the 2006 Equity Incentive Plan, which shall be Restricted Stock in that it shall be subject to repurchase by the Company at the price of $0.01 per share if Executive shall not be in the employ of the Company through the Term of the Agreement other than due to: (1) the death or disability of Executive; (2) the termination of Executive’s employment by the Company without Cause; or (3) the termination of Executive’s employment by Executive for Good Reason. The certificate representing the Restricted Stock shall be held in the custody of the Company or its designee for the account of the Executive pending delivery to Executive upon the lapse of the restriction. The parties agree that the value of the Restricted Stock while subject to restriction is $0.01 per share. The Restricted Stock shall be subject to the restriction described herein and shall bear an appropriate legend with respect to the restriction.

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4.1.5	(a) Taxes. The Executive shall be liable for any and all taxes, including withholding taxes, arising out of this grant and the vesting of Restricted Stock hereunder. When the restriction on the Restricted Stock lapses, Executive may elect to satisfy Company’s withholding tax obligation by (1) remitting to Company the amount of Company’s minimum withholding obligation; (2) having Company retain that portion of the Restricted Stock having a fair market value equal to the Company’s minimum withholding obligation; (3) having the Company retain its minimum withholding obligation from payroll otherwise due and payable to Executive at the time the Restriction lapses; or (4) a combination of numbers 1 through 3. Executive shall notify Company of his election under this Section as soon as practicably possible after the restriction on the Restricted Stock has lapsed.
4.2	Additional Benefits.
4.2.1	Welfare Benefit Plans. Executive shall at all times be entitled to participate in all benefit, 401(k) and other ERISA-qualified plans made available to senior management executives of Kreido under the same terms offered to other senior management executives, including without limitation, health benefit coverage for Executive’s spouse and dependant children, if any.

4.2.2	Expense Reimbursement. Kreido shall reimburse Executive for all ordinary and necessary expenses reasonably incurred by Executive on Kreido’s behalf (“Business Expenses”). Executive shall provide Kreido with documentation for all Business Expenses at the time reimbursement is requested. In the event it is necessary for Executive to travel on Kreido’s behalf, Executive shall be entitled to fly and have travel accommodations on the same level as Kreido’s other most senior management Executives.

4.2.3	Discretionary Time Off. During his employment hereunder, Executive shall be entitled to accrue Paid Time Off (“PTO”) in accordance with Kreido’s regular PTO policy for all employees, or at the rate of fifteen days per calendar year, whichever is greater. In addition, Executive may devote up to 4 work days per calendar month to philanthropic, civic, charitable, personal, business or religious activities, or to serving on the boards of directors or as a trustee of other entities (“Discretionary Time Off”). Time off Executive takes prior to December 6, 2007, if any, shall not count against Executive’s 2008 PTO accrual nor his 2008 Discretionary Time Off accrual. The quantum of Executive’s Discretionary Time Off shall not be limited or reduced by any other provision of this Agreement, including, without limitation, Section 10.4.

Executive shall provide written notice to the Company of those companies, if any, for which he now serves as a director or trustee, and Executive shall provide written notice to the Company in advance of any additional board memberships and/or trusteeships he proposes to take on that involve the area of biofuels technology, supply, facilities, equipment, production, sales, and/or services.

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5.	Proprietary Covenants of Executive.
5.1	No Conflicts Of Interest. Executive acknowledges that he is bound to use good judgment, to adhere to the highest ethical standards, and to avoid situations that create an actual, potential, or apparent conflict of interest. Executive warrants and represents to Kreido that he is currently unaware of any actual, potential, or apparent conflicts of interest. He also agrees to immediately disclose to the Board of Directors of Kreido any and all actual, potential, or apparent conflicts of interest, should they later arise. In addition, Executive further represents and warrants to Kreido that for so long as he is employed by the Company, he shall inform the Company of each and every business opportunity presented to the Executive that arises that could be reasonably feasible for the Company to undertake in the area of biofuels technology, supply, facilities, equipment, production, sales, and/or services and that he will not, directly or indirectly, exploit any such opportunity for his own account or the account of any third party without first obtaining the Company’s written consent. Nothing contained in this Section 5.1 shall be construed to prevent Executive from engaging in the consulting activities in which he is currently engaged.

5.2	Covenant Not to Use or Disclose Confidential Information.
5.2.1	Definition of Confidential Information. For purposes of this Agreement, the term Confidential Information means all and any confidential information and/or trade secrets of Kreido, including without limitation, scientific discoveries, recipes, formulations, information encompassed in all advertising and marketing plans, customer lists, costs, pricing information, information concerning software and all concepts or ideas, in or reasonably related to the business of Kreido. Confidential Information shall not include any Kreido information that has been voluntarily disclosed to the public by Kreido, independently developed and disclosed by others, information about Kreido that Executive did not obtain by virtue of his employment or fiduciary relationship with the Company, or information which otherwise enters the public domain through lawful means.

5.2.2	Non-disclosure of Confidential Information. Executive expressly acknowledges that in the performance of his duties and responsibilities with the Company prior to the execution of this Agreement, he has been exposed to Confidential Information and that he will continue to be exposed to the Confidential Information after the execution of this Agreement. During his employment and for three years thereafter, Executive shall regard and preserve as confidential all Confidential Information pertaining to Kreido and its affiliates that have been or may be obtained by Executive in any way by reason of Executive’s employment by Kreido. Executive shall not, without the prior and specific written consent of Kreido, or unless ordered to do so by court order or subpoena (i) use, publicize, release or disclose to others, either during or after the period of employment, Confidential Information or (ii) take, retain or copy any Kreido executive compensation plans, Executive benefit plans, business plans, customer lists, costs, pricing information, documents, reports, information encompassed in advertising and marketing plans, or other concepts or ideas, in or reasonably related to the business of Kreido. Executive agrees to notify Kreido’s Board of Directors within two (2) business days of receipt of any court order or subpoena which calls for information deemed Confidential under this Agreement and to give Kreido reasonable opportunity to contest the subpoena. The foregoing notwithstanding, nothing contained in this Section 5.2.2 shall be construed to prevent Executive from using or disclosing Confidential Information when it is necessary for him to do so in the course of conducting his regular employment duties.

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5.3	Covenant Not to Interfere With Kreido’s Business Relationships. During his employment and for a period of 18 months after the termination of his employment, executive shall not, whether for Executive’s own account or for the account of a third-party, solicit or endeavor to entice any employee or vendor of Kreido to end any business and/or contractual relationship with Kreido. In addition, Executive will not use any of Company’s Confidential Information in order to induce any client or customer of Kreido to end its relationship with the Company.

5.4	Ownership and Use of Materials.
5.4.1	Kreido Materials. Executive agrees that all information encompassed in all executive compensation plans, Executive benefit plans, business plans, advertising plans and marketing materials and other Confidential Information concerning Kreido, its Executives and shareholders, customer lists, costs, pricing information, documents, reports, plans, proposals or other items made or created by Executive or that come into Executive’s possession during the Term are the property of Kreido and shall not be used by Executive in any way after the Agreement is terminated.

5.4.2	Delivery of Materials. Upon termination of this Agreement, Executive shall promptly deliver to Kreido or destroy all of its executive compensation plans, Executive benefit plans, business plans, advertising plans and marketing materials and other Confidential Information concerning Kreido, its Executives and shareholders, customer lists, costs, pricing information, documents, reports, plans, proposals or other items made or created by Executive during the period of employment. The foregoing notwithstanding, if Executive is still a member of the Board of Directors of the Company after his employment with the Company terminates, Executive may retain the Confidential Information he acquired in his capacity as a director of the Company and not as the Company’s Chief Executive Officer.
6.	Termination Due to Death or Disability. If Executive dies during the employment, Executive’s employment shall automatically cease and terminate as of the date of Executive’s death. In the event of Executive’s disability for a period of 120 consecutive days during any 365-day period, Company shall thereafter have the right, upon written notice to Executive, to terminate this Agreement, in which case the date of termination shall be the date of such written notice to Executive. As used herein, “disability” means a physical and/or mental disability of Executive that prevents Executive from substantially performing the essential functions of his position even with reasonable accommodation (“Disability”). Company does not currently offer disability insurance to its employees. In the event Company, in its sole discretion, elects to offer such insurance coverage (“Disability Policy”) to its employees at any time in the future, the definition of Disability as used herein automatically shall be modified by the adoption of the definition of disability as used in the Disability Policy.

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In the event of the termination of Executive’s employment due to his death or Disability, Executive’s estate and/or Executive shall be entitled to receive: (i) a lump sum cash payment, payable within ten (10) business days after the date of death equal to the sum of any accrued but unpaid salary and bonus as of the date of death; and (ii) earned Executive benefits, perquisites and reimbursements described in Section 4 inclusive, if any, as to which Executive may be entitled hereunder or under Executive benefit plans, programs and arrangements of Kreido through the date of death. In the event of the termination of Executive’s employment due to Disability, Executive shall not be entitled to any severance pay.

7.	Termination by Kreido.
7.1	Termination for Cause.
7.1.1	Definition of Cause. The term “Cause” for purposes of this Agreement means the following, which will constitute a material breach of this Agreement (“Material Breach”): Executive’s conviction of or plea of nolo contendere to any felony or any offense involving moral turpitude.

7.1.2	Entitlements Upon a Termination for Cause. In the event of the termination of the Executive’s employment hereunder due to a termination by the Company for Cause, on the date of termination Executive shall be entitled to receive: (i) a lump sum cash payment, payable immediately upon the termination of Executive’s employment, equal to the sum of any accrued but unpaid base salary and bonus as of the date of such termination; and (ii) earned Executive benefits, as described in Section 4 of this Agreement, as to which Executive may be entitled hereunder or under Executive benefit plans, programs and arrangements of Kreido.
7.2	Termination Without Cause. Kreido may terminate Executive’s employment hereunder without Cause at any time by providing Executive written notice of such termination. If Executive’s employment is terminated without Cause, the termination shall take effect on the effective date of written notice of such termination to Executive (pursuant to Section 11.10).
7.2.1	Entitlements Upon a Termination Without Cause. In the event of the termination of Executive’s employment hereunder due to a termination by Kreido without Cause (other than due to Executive’s death), Executive shall be entitled to: (i) a lump sum cash payment, payable immediately upon the termination of Executive’s employment, equal to the sum of any accrued but unpaid base salary and bonus as of the date of such termination; (ii) earned Executive benefits, as described in Section 4 of this Agreement, as to which Executive may be entitled hereunder or under Executive benefit plans, programs and arrangements of Kreido through the date of his termination; and (iii) severance pay on the date of the Termination without Cause equal to Executive’s then-current base salary for three months.

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8.	Termination by Executive.
8.1	Termination Without Good Reason. Executive shall have the right to terminate Executive’s employment hereunder at any time without Good Reason (as defined below) upon written notice of such termination to Kreido. A voluntary termination by Executive in accordance with this Section 8.1 shall not be deemed a breach of this Agreement. Upon any voluntary termination of employment by Executive pursuant to this Section 8.1, Executive shall have the same entitlements as provided in Section 7.1.2 in the case of a termination by Kreido for Cause.

8.2	Termination With Good Reason. The following events constitute grounds for Executive to terminate his employment for good reason (“Good Reason”):
(i)	removal of Executive from the position specified in Section 1 without Cause;

(ii)	material diminution in Executive’s salary, duties or title;

(iii)	assignment to Executive of duties that are materially inconsistent with his position or that materially impair his ability to perform his duties;

(iv)	Change of Control. For purposes of this Agreement, “Change of Control” means the occurrence of: (A) any consolidation or merger of the Company pursuant to which the stockholders of the Company immediately before the transaction do not retain immediately after the transaction, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately before the transaction, direct or indirect beneficial ownership of more than 50% of the total combined voting power of the outstanding voting securities of the surviving business entity; (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company other than any sale, lease, exchange or other transfer to any company where the Company owns, directly or indirectly, 100% of the outstanding voting securities of such company after any such transfer; (C) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than 50% of the voting stock of the Company; (D) any sale, lease, exchange or other transfer of stock (in one transaction or a series of transactions) which results in a single shareholder having more than 50% of the voting stock of the Company.

(v)	the foregoing notwithstanding, i, ii, and iii above will not constitute Good Reason unless Executive first notifies Kreido in writing describing the event(s) that constitutes Good Reason (Executive’s Notice of Good Reason ) and unless Kreido thereafter fails to cure such event(s) within fifteen business days after Executive delivers Executive’s Notice of Good Reason to Kreido (“Kreido’s Cure Period”). It will be incumbent upon Executive to deliver Executive’s Notice of Good Reason to Kreido within fifteen business days after making a good faith determination that an event constituting Good Reason has occurred.
8.2.1	Entitlements Upon a Termination for Good Reason. Upon Executive’s termination of his employment hereunder for Good Reason in accordance with Section 8.2 hereof, Executive shall have the same entitlements as provided under Section 7.2 for a termination by Kreido without Cause.

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9.	Right to Assign. This Agreement shall be assignable only by Kreido.

10.	Miscellaneous Terms.
10.1	Post-Termination Defense of Claims. In the event that Executive and/or Kreido are named as defendants in any legal proceeding arising from the operation of Kreido’s business, Kreido shall defend, indemnify and hold Executive harmless to the full extent required by law. Kreido shall provide Executive with defense counsel of Kreido’s choosing, but who is also reasonably acceptable to Executive. In the event Executive’s interests in the proceeding are adverse to Kreido’s interests, Kreido shall provide Executive with the reasonable costs and fees of an attorney of Executive’s choosing.

10.2	Alternative Dispute Resolution; Mediation Before Arbitration.
10.2.1	Arbitrable Disputes. To the fullest extent allowed by law, any controversy, claim, or dispute between Executive and Kreido (and/or any of its directors, shareholders, officers, Executives, representatives or agents) relating to or arising out of his employment or the termination of that employment (“Arbitrable Dispute”) will be submitted to final and binding arbitration in Los Angeles County, California. Executive agrees to execute the Mutual Agreement to Arbitrate attached hereto as Exhibit “A” and incorporated herein by reference.

10.2.2	Mediation Before Arbitration. The foregoing provisions regarding Arbitration notwithstanding, before any Arbitrable Dispute is submitted to arbitration, the Parties agree to mediate such dispute in good faith with a professional mediator in Los Angeles County who is also a licensed attorney experienced in the area of employment law. If the parties cannot agree on the choice of a mediator, each party shall select a mediator, the two of whom will then select a third mediator who alone will conduct the mediation. In the event one party makes a demand on the other for mediation to which such party fails to respond for a period of thirty days, the party demanding mediation may then submit the dispute directly to Arbitration pursuant to the Mutual Agreement to Arbitrate.
10.3	Limitation of Claims. To the fullest extent allowed by law, every controversy, claim, or dispute between Executive and Kreido (and/or its directors, shareholders, officers, Executives, representatives and agents) relating to or arising out of his employment or the termination of that employment (“Claim”) shall be asserted in writing, with a specific demand first to mediate and then, if still necessary, to arbitrate the Claim, by the party asserting such Claim (“Claimant”) and delivered to the non-asserting party no later than twelve months after the Claimant knows or should have known of the existence of the Claim or the Claim will be forever barred. The foregoing notwithstanding, any such Claim that has a statutory limitations period shorter than twelve months will be subject to the shorter statutory limitations period.

10.4	Executive’s Fiduciary Duty to Company. No term contained herein is intended to nor shall be construed to limit or reduce Executive’s fiduciary duties to the Company.

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11.	General Terms and Conditions.
11.1	Waiver. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any prior or subsequent breach; provided, however, that either party to this Agreement may waive any obligation owed to such party, if such waiver is in writing signed by an authorized signer.

11.2	Integration; Modification. This Agreement constitutes the entire understanding and agreement between Kreido and Executive regarding its subject-matter and supersedes all prior negotiations and agreements between them with respect to its subject-matter whether oral or written. This Agreement may not be modified except by a writing signed by Executive and the Chairperson of Kreido’s Board of Directors.

11.3	Enforceability; Severability. If any provision of this Agreement shall be deemed invalid or unenforceable in whole or in part, such provision shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable, or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law as if such provision had been originally incorporated herein as so modified or restricted, or as if such provision had not been originally incorporated herein, as the case may be.

11.4	Binding Effect. All the terms and conditions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

11.5	Descriptive Headings. The paragraph and section headings in this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

11.6	Counterparts and Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all such counterparts together shall constitute but one agreement. Facsimile signatures on this Agreement shall be treated as original signatures.

11.7	Third-Party Beneficiaries. No person shall be a third-party beneficiary of this Agreement and no person other than the parties hereto and their permitted successors and assigns shall receive any of the benefits of this Agreement.

11.8	Applicable Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to conflicts of laws principles.

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11.9	Arms Length Agreement. This Agreement has been negotiated at arms length between persons knowledgeable in the matters dealt with herein. Accordingly, any rule of law or any statute, legal decision, or common law principle of similar effect that would require interpretation of any ambiguity in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

11.10	Notices. All notices, statements and other documents that any party is required or desires to give to the other party hereunder shall be given in writing and shall be served in person, by express mail, by certified mail, by overnight delivery or by facsimile at the respective addresses of the parties as set forth below, or at such other addresses as may be designated in writing by such party in accordance with the terms of this Section 11.10.

If to Kreido:	Kreido Biofuels, Inc. 1070 Flynn Avenue Camarillo, California 93012 Attention: Betsy Knapp, Chair of the Board Fax: (805) 384-0989

With a copy to:	Susan Keenberg, Esq. 1217 Acacia Avenue Torrance, California 90501 Fax: (310) 783-0111

If to Executive:	George A. Binninger INFORMATION ON FILE

With a copy to:	Janet I. Swerdlow, Esq. Swerdlow Florence Sanchez Swerdlow & Wimmer 9401 Wilshire Boulevard, Suite 828 Beverly Hills, California 90212 Fax: (310) 273-8680
Delivery shall be deemed conclusively made (I) at the time of service, if personally served, (ii) when deposited in the United States mail, properly addressed and postage prepaid, if delivered by express mail or certified mail, (iii) upon deposit with the private overnight deliverer, if served by overnight delivery, and (iv) at the time of electronic facsimile transmission (as confirmed in writing), provided a copy is mailed within twenty-four (24) hours after such transmission.

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In Witness Whereof, Kreido and Executive have executed this Agreement this  _____  day of December, 2007.
This Agreement is subject to an arbitration agreement, which is attached hereto and incorporated herein by reference.

Kreido Biofuels, Inc., a Nevada Corporation and Kreido Laboratories, a California Corporation		Executive

By:

	Betsy Knapp, Chair of the Board	George A. Binninger

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EXHIBIT A
MUTUAL AGREEMENT
TO
ARBITRATE CLAIMS
This Agreement is between Kreido Biofuels, Inc. (“Company”) and George A. Binninger (referred to as “I” or “me”). While I am employed by the Company or thereafter, disputes may arise between the Company and me related to my employment. By entering into this Agreement, both the Company and I anticipate that we will benefit by resolving these disputes through binding arbitration.
Arbitration is a fair and impartial procedure that in most cases is faster and less expensive than civil litigation. References to “the Company” in this Agreement include Kreido Biofuels, Inc., its parents, subsidiaries, shareholders, partners, directors, and all affiliates of Kreido Biofuels, Inc., together with all benefit plans of Kreido Biofuels, Inc. and the sponsors, fiduciaries and administrators of such benefit plans.
Claims Covered by This Agreement: Except as described in the next paragraph, this Agreement applies to all disputes between the Company and me, all claims the Company may have against me, and all claims I may have against the Company or its agents, arising out of my employment with the Company or the termination of my employment (referred to as Claims). This Agreement will apply to Claims asserted during my employment with the Company or after it has ended. Claims covered by this Agreement include but are not limited to: claims for breach of express or implied contract or covenant; claims for the commission of any intentional or negligent tort; claims for violation of any federal, state or local law, ordinance, regulation or rule; claims for wages, benefits or other compensation due; claims for wrongful termination, demotion or disciplinary action; and claims of discrimination or harassment under the Fair Employment and Housing Act and Title VII of the Civil Rights Act, as amended.
Claims Not Covered by This Agreement: This Agreement does not apply to the following claims: Claims for worker’s compensation or unemployment compensation benefits; Claims or charges before any administrative agency having jurisdiction of the Claim, if private dispute resolution procedures cannot be compelled as to such Claim; or Claims for benefits under a benefit plan which has a claim procedure inconsistent with this Agreement.
Exclusive Remedy: All Claims must be resolved according to the procedures in this Agreement, and not otherwise except for the provision for Mediation before Arbitration as provided in the Employment Agreement between me and the Company of even date herewith (the “Employment Agreement”). Neither the Company nor I will file or prosecute any lawsuit or administrative action in any way related to any Claim, except as expressly permitted by this Agreement and the Employment Agreement. Either the Company or I may bring an action in any court of competent jurisdiction to compel arbitration under this Agreement. The parties understand and agree that they are waiving any right to a jury trial by entering into this Agreement.
Arbitration: All Claims must be resolved through final and binding arbitration. The arbitrator must be a neutral arbitrator chosen by the parties. Arbitration will take place at a location determined by the arbitrator in Los Angeles County, California. The arbitration will be administered in compliance with (a) the Federal Arbitration Act, U.S. Code, Tit. 9, § 1 et seq., California Arbitration Act, or such other state or federal law as may be adopted, (b) the procedures set forth below and, (c) to the extent not inconsistent with such procedures, the then existing AAA California Employment Dispute Resolution Rules. Any dispute about the interpretation, applicability, enforceability or validity of this Agreement, or whether any issue is subject to arbitration under this Agreement, will be determined by the arbitrator.
Arbitration Agreement

Arbitration Procedures; Discovery:
5.1 A deposition is a chance for each party to ask questions of a witness, and the witness must answer the questions under oath, with a court reporter present. Each party may take the deposition of whatever persons they elect to depose. Additional depositions may be ordered by the arbitrator. At or before the final Arbitration Management Conference, each party will provide the other with copies of all non-privileged documents in their possession or control which they intend to introduce as exhibits at the hearing or on which they rely to support their positions.
5.2 Interrogatories, Requests to Produce, and Requests to Admit are written methods that the parties may use to learn about the other party’s case. These discovery methods will be allowed in the manner permitted under California Arbitration Act, Calif. Code of Civil Proc. § 1283.05.
5.3 The arbitrator may rule on pre-hearing disputes and hold such pre-hearing conferences by telephone or in person as he or she may determine. Either party may make motions to dismiss, for summary judgment and/or for summary adjudication of issues.
5.4 Either party may submit, or the arbitrator may order either or both parties to submit, a brief before the arbitration hearing. Either party, at its own expense, may arrange for a court reporter to provide a stenographic record of proceedings at the hearing. The arbitrator will apply the substantive law and the law of remedies of the State of California or the United States, as applicable to the Claims.
5.5 After the end of the arbitration hearing, either party may file a post-hearing brief within a time set by the arbitrator.
5.6 The arbitrator shall issue a written award, which shall include a statement of the essential findings and conclusions on which the award is based. The award will be final and binding on the parties to the arbitration. The arbitrator’s award may be reviewed by a court of competent jurisdiction.
Arbitration Costs: the Company will pay the costs of arbitration, including reasonable fees imposed by the AAA and the arbitrator. I will be responsible for the costs of discovery initiated by me or on my behalf, any depositions noticed by me or on my behalf, expert witnesses retained by me or on my behalf and for any out-of-pocket expenses incurred by me or on my behalf.
Legal Representation: In any arbitration under this Agreement, both the Company and I may be represented by legal counsel of our own choosing. Each of us will be responsible for the fees of our own counsel, provided that an arbitrator may award attorneys’ fees to the prevailing party under any applicable statute or written agreement to the same extent that attorneys’ fees could be awarded in standard civil litigation. This provision for the award of attorneys’ fees is subject to the provisions of the Employment Agreement requiring Mediation before Arbitration.
Integrated Agreement; Amendment: This Agreement contains the final and complete expression and understanding between the Company and me with respect to the subjects covered hereby. This Agreement cannot be amended or modified except in writing, signed by an authorized representative of Kreido Biofuels, Inc. and by me.
Severability: If any provision of this Agreement is held invalid, in whole or part, such invalidity will not affect the remainder of such provision or the remaining provisions of this Agreement.
Arbitration Agreement

Headings: The headings in this Agreement are inserted for convenience only and do not affect the meaning or interpretation of this Agreement or any provision hereof.
Successors and Assigns: This Agreement will be binding upon, and inure to the benefit of, the Company, me and our respective heirs, executors, administrators, representatives, successors and assigns.
Governing Law: I acknowledge that the Company is engaged in interstate commerce and that this Agreement is covered by the provisions of the Federal Arbitration Act. This Agreement is to be construed, and the rights and obligations of the parties hereunder determined, in accordance with the laws of the United States and the State of California.
IMPORTANT
I agree that I have been given a reasonable opportunity to read this Agreement carefully, I have read it, understand it and I am signing it voluntarily. I have not been promised anything for signing it that is not described in this Arbitration Agreement and the Employment Agreement. The Company encourages me to discuss this Agreement with my legal advisor if I wish before signing it.
In Witness Whereof, Kreido and Executive have executed this Agreement this 20th day of November, 2007.

Kreido Biofuels, Inc.		Executive

By:

	Betsy Knapp, Chair of the Board	George A. Binninger
Arbitration Agreement

EXHIBIT B
LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (the “Agreement”) is made and entered into as of the date indicated below, by and between the officer named in the space provided below (the “Officer”) and KREIDO BIOFUELS, INC., a Nevada corporation (the “Company”).
RECITALS:
WHEREAS, the Officer in the future may be owner of shares of Common Stock of the Company either pursuant to the exercise of stock purchase options or otherwise (such shares owned or to be owned by the Officer, the “Shares”); and
WHEREAS, in order to facilitate certain transactions consummated by the Company the Officer desire to enter into this Agreement and restrict the sale, assignment, transfer, conveyance, hypothecation or alienation of the Shares, all on the terms set forth below.
NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants, contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. The Officer hereby agrees to not sell, assign, transfer, pledge, convey, hypothecate or otherwise alienate any Shares at any time beginning the date of this Agreement indicated in the space provided below and the expiration date of this Agreement indicated in the space provided below except as otherwise permitted in this Agreement.
2. Notwithstanding anything contained in this Agreement, Officer may transfer Shares to his or her spouse or lineal descendants or to trusts established solely for the benefit of Officer, his or her spouse or lineal descendants, for estate planning purposes provided that the transferee (or the legal representative of the transferee) executes an agreement to be bound by all of the terms of this Agreement.
3. Notwithstanding anything to the contrary set forth herein, the Company may, at any time and from time to time, waive in writing any of the conditions or restrictions contained herein.
4. In the event of a tender offer to purchase all or substantially all of the Company’s issued and outstanding securities, or a merger, consolidation or other reorganization with or into an unaffiliated entity, this Agreement shall terminate and the Shares restricted pursuant hereto shall be released from such restrictions if the requisite number of the record and beneficial owners of the Company’s securities then outstanding are voted in favor of such tender offer, merger, consolidation or reorganization.
5. Except as otherwise provided in this Agreement, Officer shall be entitled to his or her beneficial rights of ownership of the Shares, including the right to vote the Shares for any and all purposes.
6. This Agreement may be executed in any number of counterparts with the same force and effect as if all parties had executed the same document.
7. All notices, instructions or other communications required or permitted to be given pursuant to this Agreement shall be given in writing and delivered by certified mail, return receipt requested, overnight delivery or hand-delivered to all parties to this Agreement at the principal office of the Company, Attention: CFO, in the case of notice to the Company, or to the principal office of Officer or his or her residence address indicated in the employment records of the Company, whichever the Company may elect, in the case of notice to Officer. All notices shall be deemed to be given on the same day if delivered by hand or on the following business day if sent by overnight delivery or the second business day following the date of mailing.

8. The execution and delivery of this Agreement, although a condition of employment of Officer, shall not be interpreted as an employment agreement or a guaranty or assurance of employment. This Agreement shall survive the expiration or termination of any employment agreement between the Company and Officer and the termination of Officer as an employee of the Company.
9. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof, and may not be amended except by a written instrument executed by the parties hereto. This Agreement shall be governed by the laws of the State of California.

DATE OF AGREEMENT:	December 10, 2007

EXPIRATION DATE:	January 12, 2008

OFFICER:

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Agreement in Camarillo, California.

KREIDO BIOFUELS, INC.		OFFICER:

By:

Name:	Betsy Wood Knapp	Signature
Its:	Chair	Name: George A. Binninger